Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

(As of June 30, 2011)

Subsidiary	State of Incorporation	Ownership
Nautilus Poplar, LLC		83.50%
Magellan Petroleum Australia Limited	Queensland, Australia	100.00%
Magellan Petroleum Australia Limited owns the following subsidiaries directly or indirectly:
Magellan Petroleum (N.T.) Pty. Ltd.	Queensland, Australia	100.00%
Paroo Petroleum Pty. Ltd.	Queensland, Australia	100.00%
Paroo Petroleum (Holdings), Inc.	Delaware, U.S.A.	100.00%
Paroo Petroleum (USA), Inc.	Delaware, U.S.A.	100.00%
Magellan Petroleum (W.A.) Pty. Ltd.	Queensland, Australia	100.00%
Magellan Petroleum (U.K.) Limited	United Kingdom	100.00%
Magellan Petroleum (Eastern) Pty. Ltd.	Queensland, Australia	100.00%
United Oil & Gas Co. (N.T.) Pty. Ltd.	Queensland, Australia	100.00%
Magellan Petroleum (Qld.) Pty. Ltd.	Queensland, Australia	80.00%
Magellan Petroleum (Offshore) Pty. Ltd.	Queensland, Australia	100.00%
Jarl Pty. Ltd.	Queensland, Australia	100.00%